

December 27, 2013

Via E-mail
Mr. John C. Popeo
Treasurer and Chief Financial Officer
CommonWealth REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458

> **Re: CommonWealth REIT**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed December 26, 2013**
> **File No. 001-09317**

Dear Mr. Popeo:

We have reviewed your filing and have the following comments.

General

1.   We reissue prior comment 1. All beliefs must be clearly characterized as such. Please revise the following disclosure accordingly: "… written consents solicited by a group of opportunistic shareholders…." While you no longer specifically name Corvex/Related in this phrase, it remains clear to whom the disclosure refers.

2.   We note your statement that Related may seek to run CommonWealth "like a distressed opportunity fund." Please provide the basis for this belief, disclose the operation of a "distressed opportunity fund," and disclose the implications for security holders.

3.   We note your response to prior comment 4. Please disclose whether the election not to be subject to Section 3-803 of the Maryland Unsolicited Takeovers Act is permanent, or may be reversed by the board at any time, acting unilaterally and without regard to any contrary provision in your organizational documents, which we understand to be the case.

Joseph L. Morea, page III-2

4.   We note your response to prior comment 11, and continue to believe that the disclosure should be clarified. You state that security holders will have the opportunity "to hold Mr. Morea accountable for delivering on an improved governance structure going forward." Please specify that any removal of Mr. Morea at that time will be subject to his

unilateral reappointment by the Board, as has happened in the recent past. In other words, recent attempts by security holders to "hold Mr. Morea accountable" in the manner you describe appear not to have been effective. Alternatively, revise your disclosure to specify the meaning of the phrase "hold Mr. Morea accountable."

Form of Consent Revocation

5.   Please clarify that security holders may write-in "future trustees" as candidates for removal on the blank line.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                                Sincerely,

                                                /s/ David L. Orlic

                                                David L. Orlic
                                                Special Counsel
                                                Office of Mergers and Acquisitions

cc: Via E-mail
        Margaret R. Cohen, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP